

June 14, 2013

Via E-Mail
Boyd E. Hoback
President and Chief Executive Officer
Good Times Restaurants Inc.
601 Corporate Circle
Golden, Colorado 80401

> **Re: Good Times Restaurants Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 7, 2013**
> **File No. 333-188183**

Dear Mr. Hoback:

We have reviewed your responses to the comments in our letter dated May 20, 2013 and have the following additional comments.

Recent Developments, page 4

1. We note your response to our prior comment 3 and reissue in part. Please revise to substantiate or remove the last sentence of the first full paragraph on page 5.

Exhibit 5.1

2. We note that the warrants are contractual obligations of the company. As such, please have counsel provide an opinion that the warrants will be binding obligations of the company under the law of the jurisdiction governing the warrants. It appears that the warrants are governed by Colorado law.

3. We note that the opinion is "based on and limited to the corporate laws of the State of Nevada set forth in Chapter 78 of the Nevada Revised Statutes." Please have counsel revise to eliminate the reference to Chapter 78 of the Nevada Revised Statutes or confirm that such reference includes all applicable statutory provisions, as well as reported judicial decisions interpreting these laws.

4. Please have counsel delete first sentence in the last paragraph of the opinion. Counsel may not attempt to limit reliance.

You may contact John Stickel at 202-551-3324 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief